UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

Snowflake Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

833445109
(CUSIP Number)

Altimeter Capital Management, LP, One International Place, Suite 4610, Boston, MA 02110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 10, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [] Rule 13d-1(b)

  X Rule 13d-1(c)

  [] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Private Partners Fund I, L.P.
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    []
(b)    []
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH   5.   SOLE VOTING POWER

-0- shares
   6.   SHARED VOTING POWER

7,518,955
   7.   SOLE DISPOSITIVE POWER

-0- shares
   8.   SHARED DISPOSITIVE POWER

7,518,955

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,518,955
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    []
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.54%
12.   TYPE OF REPORTING PERSON (see instructions)

PN

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Private General Partner, LLC
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    []
(b)    []
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH   5.   SOLE VOTING POWER

-0- shares
   6.   SHARED VOTING POWER

8,680,634
   7.   SOLE DISPOSITIVE POWER

-0- shares
   8.   SHARED DISPOSITIVE POWER

8,680,634

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,680,634
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    []
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.93%
12.   TYPE OF REPORTING PERSON (see instructions)

OO

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management, LP
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    []
(b)    []
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH   5.   SOLE VOTING POWER

-0- shares
   6.   SHARED VOTING POWER

24,951,588
   7.   SOLE DISPOSITIVE POWER

-0- shares
   8.   SHARED DISPOSITIVE POWER

24,951,588

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,951,588
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    []
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.44%
12.   TYPE OF REPORTING PERSON (see instructions)

IA, PN

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Altimeter Capital Management General Partner, LLC
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    []
(b)    []
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH   5.   SOLE VOTING POWER

-0- shares
   6.   SHARED VOTING POWER

24,951,588
   7.   SOLE DISPOSITIVE POWER

-0- shares
   8.   SHARED DISPOSITIVE POWER

24,951,588

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,951,588
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    []
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.44%
12.   TYPE OF REPORTING PERSON (see instructions)

OO

1.   NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Brad Gerstner
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    []
(b)    []
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH   5.   SOLE VOTING POWER

832,781
   6.   SHARED VOTING POWER

24,951,588
   7.   SOLE DISPOSITIVE POWER

832,781
   8.   SHARED DISPOSITIVE POWER

24,951,588

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,784,369
10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)    []
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.72%
12.   TYPE OF REPORTING PERSON (see instructions)

IN

Item 1.

  (a) Name of Issuer
Snowflake Inc. (the "Issuer")

  (b) Address of Issuer's Principal Executive Offices
450 Concar Drive, San Mateo, CA 94402

Item 2.

  (a) Name of Person Filing
This Amendment No. 2 to the Schedule 13G (this "Amendment") is being filed on behalf of Altimeter Capital Management General Partner LLC (the "General Partner"), Altimeter Capital Management, LP (the "Investment Manager"), Altimeter Private Partners Fund I, L.P.(the "Fund"), Altimeter Private General Partner, LLC (the "Fund General Partner"), and Brad Gerstner, who are collectively referred to as the "Reporting Persons."  Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner.  The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund.  The Fund General Partner is the sole general partner of the Fund. This Amendment modifies the amended Schedule 13G filed with the Securities and Exchange Commission on February 11, 2021.  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

  (b) Address of the Principal Office or, if none, residence
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 4610, Boston, MA 02110.

  (c) Citizenship
Each of the Investment Manager and the Fund are a Delaware limited partnership.  Each of the General Partner and the Fund General Partner is a Delaware limited liability company.  Mr. Gerstner is a United States citizen.

  (d) Title of Class of Securities
Class A Common Stock, par value $0.0001 per share

  (e) CUSIP Number
833445109

Item 3.  If this statement is filed pursuant to ))240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) [] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

CUSIP No. 833445109   13G   Page 8 of 10 Pages

(e) [] An investment adviser in accordance with )240.13d-1(b)(1)(ii)(E);

(f) [] An employee benefit plan or endowment fund in accordance with )240.13d-1(b)(1)(ii)(F);

(g) [] A parent holding company or control person in accordance with )240.13d-1(b)(1)(ii)(G);

(h) [] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [] Group, in accordance with )240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

The beneficial ownership of each Reporting Person of shares of Common Stock ("Common Stock") as of June 10, 2021 is as follows: (i) the Fund beneficially owns 7,518,955 shares of Common Stock representing approximately 2.93% of such class of security; (ii) the Fund General Partner (as the general partner of the Fund and direct ownership) beneficially owns 8,680,634 shares of Common Stock representing 2.93% of such class security; (iii) each of the General Partner (as the general partner of the Investment Manager) and the Investment Manager (as the investment manager of the Fund) beneficially owns 24,951,588 shares of Common Stock, representing approximately 8.44% of such class of security; and (iv) Mr. Gerstner (as the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner and direct ownership) beneficially owns 25,784,369 shares of Common Stock representing 8.72% of such class security. All ownership percentages of the securities reported herein are based upon a total of 295,790,115 shares of Common Stock shares outstanding as of April 30, 2021.

Some of the shares reported herein for the General Partner, the Investment Manager and Mr. Gerstner represent shares of Class A Common Stock beneficially owned and held of record by the Fund and several private funds (collectively, the "Altimeter Entities") for which the Investment Manager serves as the investment manager. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent shares of Class A Common Stock either beneficially owned and held of record by the Altimeter Entities or held directly. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. Shares reported herein for the Fund General Partner represent shares of Class A Common Stock either beneficially owned and held of record by the Fund or held directly.

For the total amount of shares reported herein, 23,055,101 of such shares represents shares of Class A Common Stock beneficially owned and held of record by one of the Altimeter Entities.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)   Amount beneficially owned:
Altimeter Capital Management General Partner LLC - 24,951,588 shares
Altimeter Capital Management, LP - 24,951,588 shares
Altimeter Private General Partner, LLC - 8,680,634 shares
Altimeter Private Partners Fund I, L.P. - 7,518,955 shares
Brad Gerstner - 25,784,369 shares

  (b)   Percent of class:
Altimeter Capital Management General Partner LLC - 8.44%
Altimeter Capital Management, LP -8.44%
Altimeter Private General Partner, LLC - 2.93%
Altimeter Private Partners Fund I, L.P. - 2.93%
Brad Gerstner - 8.72%

  (c)   Number of shares as to which the person has:

      (i) Sole power to vote or to direct the vote
Altimeter Capital Management General Partner LLC -0-
Altimeter Capital Management, LP -0-
Altimeter Private General Partner, LLC -0-
Altimeter Private Partners Fund I, L.P. -0-
Brad Gerstner - 832,781

      (ii) Shared power to vote or to direct the vote
Altimeter Capital Management General Partner LLC - 24,951,588 shares
Altimeter Capital Management, LP - 24,951,588 shares
Altimeter Private General Partner, LLC - 8,860,634 shares
Altimeter Private Partners Fund I, L.P. - 7,518,955 shares
Brad Gerstner - 24,951,588 shares

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons, Altimeter Private General Partner, LLC and Altimeter Private Partners Fund I, LP, have ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.  Exhibit 99-1

Joint Filing Agreement, dated June 18, 2021, by and among the Reporting Persons.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  June 18, 2021

  ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  ALTIMETER CAPITAL MANAGEMENT, LP

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  ALTIMETER PRIVATE GENERAL PARTNER, LLC

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  ALTIMETER PRIVATE PARTNERS FUND I, L.P.

  By:  Altimeter General Partner, LLC
  Its:  General Partner

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  BRAD GERSTNER

  By: /s/ Brad Gerstner

  Brad Gerstner, individually

EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated June 21 2021 is by and among Altimeter Capital Management General Partner LLC, a Delaware limited liability company, Altimeter Capital Management, LP, a Delaware limited partnership, Altimeter Private General Partner, LLC, a Delaware limited liability company, Altimeter Private Partners Fund I, L.P., a Delaware limited partnership, and Brad Gerstner, an individual (the foregoing are collectively referred to herein as the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Class A Common Stock of Snowflake Inc., beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

  ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  ALTIMETER CAPITAL MANAGEMENT, LP

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  ALTIMETER PRIVATE GENERAL PARTNER, LLC

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  ALTIMETER PRIVATE PARTNERS FUND I, L.P.

  By:  Altimeter General Partner, LLC
  Its:  General Partner

  By: /s/ Mara Davis

  Mara Davis, Chief Compliance Officer

  BRAD GERSTNER

  By: /s/ Brad Gerstner

  Brad Gerstner, individually